Issuer Free Writing Prospectus
(Relating to Preliminary Prospectus Supplement
Dated September 11, 2023)
Filed Pursuant to Rule 433(d)
Registration No. 333-267865

NEVADA POWER COMPANY

FINAL PRICING TERM SHEET

September 11, 2023

Issuer:	Nevada Power Company
Legal Format:	SEC-Registered
Issue:	6.000% General and Refunding Mortgage Notes, NPC Series 2023A, due 2054 (the “Notes”)
Offering Size:	$500,000,000 in aggregate principal amount
Net Proceeds (before expenses) to Issuer:	$495,165,000
Coupon and Coupon Payment Dates:	6.000% per annum, payable semi-annually in arrears on each March 15 and September 15, commencing March 15, 2024
Trade Date:	September 11, 2023
Settlement Date:	September 13, 2023 (T+2)
Maturity Date:	March 15, 2054
Benchmark Treasury:	3.625% due May 15, 2053
Benchmark Treasury Yield:	4.382%
Spread to Benchmark Treasury:	+163 basis points
Re-offer Yield:	6.012%
Price to Public:	99.833% of the principal amount
Expected Ratings[1]:	A2 (Stable outlook) by Moody’s Investors Service, Inc. A+ (Negative outlook) by S&P Global Ratings

1 These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Optional Redemption:	Prior to September 15, 2053 (the date that is six months prior to their maturity date) (the “Par Call Date”), the Notes will be redeemable, in whole or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, less (b) interest accrued to the date of redemption; plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Notes will be redeemable, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.
Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

BMO Capital Markets Corp.

MUFG Securities Americas Inc.

nabSecurities, LLC

U.S. Bancorp Investments, Inc.

CUSIP:	641423 CG1
ISIN:	US641423CG18

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll free at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829 or Truist Securities, Inc., at 1-800-685-4786.